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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2007
                         COMMISSION FILE NUMBER 1-15194
                               [GRAPHIC OMITTED]

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact name of registrant as specified in its charter)

                                   ----------

                         American Beverage Company-AMBEV
                 (Translation of Registrant's name into English)

                 Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
                             04530-000 Sao Paulo, SP
                          Federative Republic of Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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

    AMBEV ANNOUNCES SUCCESS OF LABATT OFFER FOR LAKEPORT BREWING INCOME FUND

Sao Paulo, March 30th 2007 - Companhia de Bebidas das Americas - AmBev ("AmBev") [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that holders ("Unitholders") of trust units ("Units") of Lakeport Brewing Income Fund (TSX:
TFR.UN) ("Lakeport") holding in the aggregate 6,578,080 Units, representing approximately 91.43% of the Units on a fully-diluted basis, have tendered their Units under the offer launched by AmBev's subsidiary Labatt Brewing Company Limited ("Labatt"), dated February 21, 2007, for all of the Units of Lakeport (the "Offer").

All of the conditions of the Offer having been satisfied, Labatt has taken up and paid for the Units deposited under the Offer. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport will become wholly-owned by Labatt. Accordingly, Lakeport will be making application to have the Units delisted from the Toronto Stock Exchange and will be taking steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

About AmBev and Labatt

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma, Antarctica. AmBev also produces and distributes soft drink brands such as Guarana Antarctica, and its franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

Founded in London, Ontario in 1847 and the proud brewer of more than 60 quality beer brands, Labatt is Canada's largest brewery.

About Lakeport

Lakeport Brewing Income Fund is an Ontario-based brewery focused on producing value-priced quality beer for the Ontario market. Lakeport produces nine proprietary beer brands, two of which, Lakeport Honey Lager and Lakeport Pilsener, are among the top selling brands in the province. Lakeport has approximately 200 full-time employees at its production facility in Hamilton, Ontario. Lakeport's trust units trade on the TSX under the symbol TFR.UN (TFR stands for `two-four').

  For additional information, please contact the Investor Relations Department:

         Fernando Tennenbaum                           Isabella Amui
          +55 11 2122-1415                            +55 11 2122-1414
                                 ir@ambev.com.br

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                                                                          Page 2

                                WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

                                              COMPANHIA DE BEBIDAS DAS
                                              AMERICAS-AMBEV


                                              By:   /s/Graham Staley
                                                    ----------------------------
                                                    Graham Staley
                                                    Chief Financial Officer and
                                                    Investor Relations

                           FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.